UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders and the market that the Board of Directors, in a meeting held today, appointed Mr. Alberto Manuel Horcajo Aguirre to fill the position of Chief Financial, Control and Investor Relations Officer, in substitution of Mr. Gilmar Roberto Pereira Camurra who ceases to exercise the said office from the date of today.

The actual election and investiture of the indicated will occur as soon as get the authorization to be issued by the Ministry of Labor and Employment, and during this period, the General and Executive Officer of the Company, Mr. Paulo Cesar Pereira Teixeira, will answer, interim and cumulatively by the Board of Executive Officers of Financial, Controller and Investor Relations.

The posts of Chief Executive Officer, General and Executive Officer and General Secretary and Legal Officer will continue to be exercised by the current holders: Messrs. Antonio Carlos Valente da Silva, Paulo Cesar Pereira Teixeira and Breno Rodrigo Pacheco de Oliveira, respectively.

São Paulo, March 01st, 2013.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

Telefônica Brasil – Investor Relations
Tel: +55 11 3430 8901
Email: ir.br@telefonica.com
www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	March 1st, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director